UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                       SCHEDULE 13D/A
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
				(Amendment No.3)
                       Segmentz, Inc.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                         815801-10-5
                       (CUSIP Number)

                       Olga Filippova
                     Barron Partners LP
                 730 Fifth Avenue, 9th Floor
                     New York, NY 10019
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                     August 18, 2005
   (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
     Rule 13d-1(b)(3) or (4), check the following box o. Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting
   person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                      (See Rule 13d-7).
1

                          SCHEDULE 13D/A
CUSIP No.  815801-10-5



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BARRON PARTNERS LP
TAX ID #:     431981699

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP
          (a)  []
           (b)[  X  ]

3         SEC USE ONLY
4         SOURCE OF FUNDS
          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]
6         CITIZENSHIP OR PLACE OF ORGANIZATION
       United States, Incorporated in Delaware

Number of            7    SOLE VOTING POWER
Shares Owned
By Each                    3,952,667 shares beneficially owned
in
the aggregate
Reporting
Person
With                8    SHARED VOTING POWER
                           NONE

                     9    SOLE DISPOSITIVE POWER
3,952,667 shares beneficially owned in the aggregate

                     10   SHARED DISPOSITIVE POWER
                                 NONE

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
 3,952,667

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
      [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
           13.8%

14         TYPE OF REPORTING PERSON
                      PN

 Item 1.   SECURITY AND ISSUER.
                     -------------------
This Amendment No.3 relates to the common stock, par value $.001 per share (the "Common Stock"), of Segmentz, Inc, a Delaware Corp., with its principal executive offices at 429 Post Road, Buchanan, MI 49107

Item 2.    IDENTITY AND BACKGROUND.

This Statement is filed by Barron Partners LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019. The Reporting Person is principally engaged in making investments. The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.
N/A
Item 4.    PURPOSE OF TRANSACTION.
           All SEGMENTZ, INC. securities owned by Barron
Partners LP have been acquired by the Partnership for investment purposes only.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

There is no change to report for Item 5 except for the addition of the following:

c) Between August 18, 2005 and August 19, 2005 the Reporting Person sold an aggregate of 84,000 shares of the Common Stock in the open market transactions at $0.62 per share.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
NONE.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 19, 2005

By: /S/ Andrew Worden
-------------------------------------------
--------
Managing Member
Barron Capital Advisors LLC
General Partner for Barron Partners LP